UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

KAISER ALUMINUM CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-09447	94-3030279
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

1550 West McEwen Drive, Suite 500
Franklin, Tennessee	37067
(Address of Principal Executive Offices)	(Zip Code)

John M. Donnan

Executive Vice President, Chief Administrative Officer and General Counsel

(629) 252-7040

(Name and telephone number, including area code of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1, 2025 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Kaiser Aluminum Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2025 to December 31, 2025. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

Procedure and Reasonable Country of Origin Inquiry

The Company's primary line of business is the production of semi-fabricated specialty aluminum products. A very small portion of the aluminum alloys used to produce these products may occasionally contain small amounts of tin, and tin is one of the Conflict Minerals and is an alloying agent necessary to produce certain aluminum alloys and achieve the particular properties required of those alloys.

The Company has a policy to not purchase Conflict Minerals originated in the Democratic Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (collectively, the "DRC Countries"). The Company conducts an assessment at least annually to determine whether the products it manufactured or will manufacture for the year contain any Conflict Minerals that were necessary to the functionality or production of such products. This assessment involves an internal review of the materials that become part of the Company's manufactured products and may include a review of product specifications, purchase records, supplier inquiries, product composition analyses, and other information about such products. Following the Company's assessment, and upon determining that the Company had manufactured products containing Conflict Minerals, the Company conducts a good faith reasonable country of origin inquiry. The Company requests each of its Conflict Minerals suppliers to complete the Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (“RMI”), to identify the origin of the Conflict Minerals in such products. Specific Conflict Mineral smelters identified by our suppliers in the completed CMRTs are reviewed against the Responsible Minerals Assurance Process (“RMAP”) conformant smelter list and other publicly-available information to confirm that all such smelters were conformant with the RMAP assessment procedure managed by RMI. RMAP conformant smelters have undergone an independent, third-party audit of their management systems and sourcing practices to validate compliance with protocols and current global standards to support responsible sourcing of raw materials.

Based on the Company's assessment, the Company believes that no Conflict Minerals were intentionally added or necessary to the functionality or production of the products that the Company manufactured in 2025, and, therefore, the Company did not manufacture any products containing Conflict Minerals during the 2025 reporting period.

This Conflict Minerals Disclosure is publicly available on the Company’s Internet website at www.kaiseraluminum.com.

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 – Exhibits

Item 3.01 Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAISER ALUMINUM CORPORATION (Registrant)

By:	/s/ John M. Donnan
John M. Donnan Executive Vice President, Chief Administrative Officer and General Counsel

Date: May 27, 2026